Exhibit 99.13

Total Energy Ventures Steps Up Its Investment in Energy Storage by Acquiring an Interest in Aquion Energy

TOTAL

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

Fax: + 33 (0) 1 47 44 68 21

Isabelle Desmet

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle Filliette

Tel.: + 33 (0) 1 47 44 55 38

Victoria Chanial

Tel.: + 33 (0) 1 47 44 35 86

Damien Steffan

Tel.: + 33 (0) 1 41 35 32 24

Laetitia Maccioni

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya Mazalova

Tel.: + 33 (0) 1 47 44 57 00

Paul Naveau

Tel.: + 33 (0) 1 41 35 22 44

Quentin Vivant

Tel.: + 33 (0) 1 41 35 37 44

Anastasia Zhivulina

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital: €5,945,861,837.50

Registered in Nanterre: R.C.S. 542 051 180

www.total.com

Paris, November 13, 2014 – Total Energy Ventures, the venture capital arm of French energy company Total, is investing in Aquion Energy, a start-up specialized in energy storage technology.

Pittsburgh-based Aquion Energy develops and manufactures energy storage systems, especially for renewable energies such as solar and wind. Aquion’s patented Aqueous Hybrid Ion (AHITM) battery technology delivers a safe, robust, cost-competitive storage solution, mainly thanks to the use of an aqueous electrolyte. The technology is based on research begun at Carnegie Mellon University in 2007 by Dr. Jay Whitacre and was spun out of the university’s labs in 2009. The company began marketing its products in 2014.

“Electricity storage is a core technological building block for deploying and integrating intermittent energy sources and one of the key challenges that our industry needs to meet in the coming years to move the renewables sector forward,” explains François Badoual, Chief Executive Officer of Total Energy Ventures. “Total is proud to support Aquion during this critical stage of its development, which is designed to expand its production capacity and step up the marketing of its products. This transaction underscores Total’s commitment to supporting the growth of renewable energies, which will gradually play a larger role in the global energy mix.”

Total Energy Ventures will sit on the company’s Board of Directors as an observer.
The acquisition of an interest in Aquion Energy marks Total Energy Ventures’ nineteenth investment since its creation in 2008.
About Total Energy Ventures

Total Energy Ventures is the corporate venture capital arm of French energy company Total. In the spirit of open innovation, its minority investments support the development of companies with innovative technologies and business models in areas such as renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling and recovery, greenhouse gas reduction, industrial water and sustainable transportation.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com